May 8, 2014

Ms. Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter Dated May 2, 2014

Regarding TRI Pointe Homes, Inc.

Amendment No.2 to Preliminary Proxy Statement on Schedule PREM14A

Response dated April 21, 2014

File No. 001-35796

Dear Ms. Long:

TRI Pointe Homes, Inc. (“TRI Pointe,” “we” or “our”) is in receipt of the above captioned comment letter regarding the above referenced Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A, filed March 28, 2014 (the “Proxy Statement”). We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text, followed by responses on behalf of TRI Pointe.

We have filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 3 to the Proxy Statement (as so amended, the “Amended Proxy Statement”) and Amendment No. 2 to our Registration Statement on Form S-4, initially filed January 9, 2014 (File No. 333-193248), (as so amended, the “Amended Registration Statement”) that incorporate the changes made in response to the Staff’s comments, as well as certain other updated information, and disclose interim financial information for the three months ended March 31, 2014 with respect to TRI Pointe and Weyerhaeuser Real Estate Company. Defined terms used but not defined herein have the meanings specified in the Proxy Statement. For your convenience, we are sending via courier marked copies of the Amended Proxy Statement and Amended Registration Statement.

Certain Financial Projections, page 151

1.	We note that, in response to comment two in our letter dated April 10, 2014, the proposed changes in your supplemental response state that TriPointe’s projections are based upon “verifiable historical data” supplied by management of Weyerhaeuser and WRECO; however, it is unclear to us whether all of the references to assumptions, including cost assumptions, were those supplied by management of Weyerhaeuser and WRECO and, if so, how these assumptions are categorized as verifiable historical data. Please advise.

19520 Jamboree Road, Suite 200, Irvine, CA 92612

p. 949.478.8600 f. 949.478.8601

Pamela Long

Securities and Exchange Commission

May 8, 2014

Based on a telephonic conversation with the Staff on May 7, 2014, TRI Pointe has revised the section of the Amended Proxy Statement entitled “Certain Financial Projections” in response to the Staff’s comment.

2.	Please remove the statement “[r]eaders of this proxy statement are cautioned not to rely on the summary of TRI Pointe’s WRECO Projections set forth below.”

In response to the Staff’s comment, we have removed the statement “[r]eaders of this proxy statement are cautioned not to rely on the summary of TRI Pointe’s WRECO Projections set forth below” from the Amended Proxy Statement.

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TRI Pointe acknowledges that:

•	TRI Pointe is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	TRI Pointe may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, feel free to call me at (949) 478-8600.

Sincerely,

TRI Pointe Homes, Inc.

By:	/s/ Douglas F. Bauer
Name: Douglas F. Bauer
Title: Chief Executive Officer

cc:	Brad Blank, Esq. (TRI Pointe Homes, Inc.)

Michael Flynn, Esq. (Gibson, Dunn & Crutcher LLP)

Brian J. Lane, Esq. (Gibson, Dunn & Crutcher LLP)

Keith P. Bishop, Esq. (Allen Matkins Leck Gamble Mallory & Natsis LLP)